                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 4)


                        Omega Healthcare Investors, Inc.
         -------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.10 per share
         -------------------------------------------------------------
                         (Title of Class of Securities)

                                    681936100
                     -------------------------------------
                                 (CUSIP Number)

                            William T. Cavanaugh, Jr.
                             Explorer Holdings, L.P.
                                2200 Ross Avenue
                                 Suite 4200 West
                            Dallas, Texas 75201-6799
         -------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                November 26, 2001
                     -------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the reporting person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

-------------------------------------------                 -------------------
CUSIP NO.   681936100                             13D       Page 2 of 9 Pages
-------------------------------------------                 -------------------
-------------------------------------------------------------------------------
 (1) NAMES OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Explorer Holdings, L.P.
-------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)  /X/
                                                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC USE ONLY

-------------------------------------------------------------------------------
 (4) SOURCE OF FUNDS*

     WC
-------------------------------------------------------------------------------
 (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                      / /
-------------------------------------------------------------------------------
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
-------------------------------------------------------------------------------
 NUMBER OF SHARES             (7) SOLE VOTING POWER
 BENEFICIALLY OWNED                 None
 BY EACH REPORTING           --------------------------------------------------
 PERSON WITH                  (8) SHARED VOTING POWER
                                    17,328,570**
                             --------------------------------------------------
                              (9) SOLE DISPOSITIVE POWER
                                    None
                             --------------------------------------------------
                             (10) SHARED DISPOSITIVE POWER
                                    17,328,570**
-------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     17,328,570**
-------------------------------------------------------------------------------
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   / /*

-------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     47.0%**
-------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*

     PN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

**The Reporting Person beneficially owns 553,850 shares of common stock and 1,048,420 shares of Series C Convertible Preferred Stock, which Series C shares are convertible into 16,774,720 shares of common stock of Omega. Based on the number of shares of common stock of Omega reported to be outstanding as of October 26, 2001, all such shares would represent 47.0% of Omega's outstanding shares of common stock as of October 26, 2001, after giving effect to such issuance. Pursuant to the Investment Agreement described in Items 3 and 4 of Amendment No. 3 to this Schedule 13D/A, Explorer Holdings, L.P. has agreed to purchase additional shares of stock of Omega in an amount equal to the difference between $50 million and the gross proceeds received by Omega from the sale of common stock in a rights offering that Omega has agreed to commence promptly after the date hereof. If the stockholders of Omega approve the issuance of common stock to Explorer prior to the closing of the transactions contemplated by the Investment Agreement, Explorer will purchase shares of common stock; otherwise, the purchased shares will consist of Series D Convertible Preferred Stock having the terms described in Item 3 of Amendment No. 3 to this Schedule 13D/A. The purchase price for the shares to be acquired by Explorer (or the per common share conversion price, if the purchased shares are Series D Preferred) will be the same price as the subscription price offered to Omega's stockholders in the rights offering, not to exceed $2.92 per share. Because the number of shares to be acquired by Explorer will depend upon the number of shares subscribed for in the rights offering, it is not possible to determine at this time the number of shares that will be acquired by Explorer pursuant to the Investment Agreement.

-------------------------------------------                 -------------------
CUSIP NO.   681936100                             13D       Page 3 of 9 Pages
-------------------------------------------                 -------------------
-------------------------------------------------------------------------------
 (1) NAMES OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Explorer Holdings GenPar, LLC
-------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)  /X/
                                                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC USE ONLY

-------------------------------------------------------------------------------
 (4) SOURCE OF FUNDS*

     WC
-------------------------------------------------------------------------------
 (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                      / /
-------------------------------------------------------------------------------
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
-------------------------------------------------------------------------------
 NUMBER OF SHARES             (7) SOLE VOTING POWER
 BENEFICIALLY OWNED                 None
 BY EACH REPORTING           --------------------------------------------------
 PERSON WITH                  (8) SHARED VOTING POWER
                                    17,328,570**
                             --------------------------------------------------
                              (9) SOLE DISPOSITIVE POWER
                                    None
                             --------------------------------------------------
                             (10) SHARED DISPOSITIVE POWER
                                    17,328,570**
-------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     17,328,570**
-------------------------------------------------------------------------------
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   / /*

-------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     47.0%**
-------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*

     00
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

**See footnote ** on page 2 of this Schedule 13D/A.

-------------------------------------------                 -------------------
CUSIP NO.   681936100                             13D       Page 4 of 9 Pages
-------------------------------------------                 -------------------
-------------------------------------------------------------------------------
 (1) NAMES OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Hampstead Investment Partners III, L.P.
-------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)  /X/
                                                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC USE ONLY

-------------------------------------------------------------------------------
 (4) SOURCE OF FUNDS*

     WC
-------------------------------------------------------------------------------
 (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                      / /
-------------------------------------------------------------------------------
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION

     Texas
-------------------------------------------------------------------------------
 NUMBER OF SHARES             (7) SOLE VOTING POWER
 BENEFICIALLY OWNED                 None
 BY EACH REPORTING           --------------------------------------------------
 PERSON WITH                  (8) SHARED VOTING POWER
                                    17,328,570**
                             --------------------------------------------------
                              (9) SOLE DISPOSITIVE POWER
                                    None
                             --------------------------------------------------
                             (10) SHARED DISPOSITIVE POWER
                                    17,328,570**
-------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     17,328,570**
-------------------------------------------------------------------------------
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   / /*

-------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     47.0%**
-------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*

     PN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

**See footnote ** on page 2 of this Schedule 13D/A.

-------------------------------------------                 -------------------
CUSIP NO.   681936100                             13D       Page 5 of 9 Pages
-------------------------------------------                 -------------------
-------------------------------------------------------------------------------
 (1) NAMES OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Donald J. McNamara
-------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)  /X/
                                                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC USE ONLY

-------------------------------------------------------------------------------
 (4) SOURCE OF FUNDS*

     WC
-------------------------------------------------------------------------------
 (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                      / /
-------------------------------------------------------------------------------
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION

-------------------------------------------------------------------------------
 NUMBER OF SHARES             (7) SOLE VOTING POWER
 BENEFICIALLY OWNED                 None
 BY EACH REPORTING           --------------------------------------------------
 PERSON WITH                  (8) SHARED VOTING POWER
                                    17,328,570**
                             --------------------------------------------------
                              (9) SOLE DISPOSITIVE POWER
                                    None
                             --------------------------------------------------
                             (10) SHARED DISPOSITIVE POWER
                                    17,328,570**
-------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     17,328,570**
-------------------------------------------------------------------------------
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   / /*

-------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     47.0%**
-------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*

     IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

**See footnote ** on page 2 of this Schedule 13D/A.

-------------------------------------------                 -------------------
CUSIP NO.   681936100                             13D       Page 6 of 9 Pages
-------------------------------------------                 -------------------
-------------------------------------------------------------------------------
 (1) NAMES OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Daniel A. Decker
-------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)  /X/
                                                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC USE ONLY

-------------------------------------------------------------------------------
 (4) SOURCE OF FUNDS*

     WC
-------------------------------------------------------------------------------
 (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                      / /
-------------------------------------------------------------------------------
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION

-------------------------------------------------------------------------------
 NUMBER OF SHARES             (7) SOLE VOTING POWER
 BENEFICIALLY OWNED                 None
 BY EACH REPORTING           --------------------------------------------------
 PERSON WITH                  (8) SHARED VOTING POWER
                                    17,328,570**
                             --------------------------------------------------
                              (9) SOLE DISPOSITIVE POWER
                                    None
                             --------------------------------------------------
                             (10) SHARED DISPOSITIVE POWER
                                    17,328,570**
-------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     17,328,570**
-------------------------------------------------------------------------------
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   / /*

-------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     47.0%**
-------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*

     IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

**See footnote ** on page 2 of this Schedule 13D/A.

      This amendment amends and supplements the information set forth in the Statement on Schedule 13D filed on May 25, 2000, as amended on April 19, 2001, September 20, 2001 and October 29, 2001 (as amended, the "STATEMENt") by the Reporting Persons.

ITEM 1. SECURITY AND ISSUER.

      This amendment relates to the common stock, par value $0.10 (the "COMMON STOCK"), of Omega Healthcare Investors, Inc. (the "COMPANY") and the Series C Convertible Preferred Stock, par value $1.00, of the Company (the "SERIES C PREFERRED").

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      Item 3 is hereby amended to add the following at the end thereof:

      The Reporting Persons have purchased 553,850 shares of Common Stock in seven separate transactions. The source of funds for the Reporting Persons' purchase of the 553,850 shares was the Reporting Persons' working capital, which was derived from capital contributions from its partners.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

      Item 5(a) is hereby amended to read in its entirety as follows:

      (a) Each of the Reporting Persons beneficially owns 17,328,570 shares of Common Stock, an amount which includes 16,774,720 shares of Common Stock owned by virtue of Explorer's ownership of 1,048,420 shares of Series C Preferred. Based on the number of shares of Common Stock reported to be outstanding as of October 26, 2001, such shares would represent 47.0% of the Company's outstanding shares of Common Stock as of October 26, 2001, after giving effect to such issuance. The number of Shares that Explorer will purchase upon the closing of the transactions contemplated by the Investment Agreement will depend upon the price of the shares offered in the rights offering and the number of shares of Common Stock purchased by the Company's stockholders pursuant to the rights offering. Explorer will beneficially own such Shares directly and each of the other Reporting Persons will beneficially own such Shares indirectly through the relationships described in the Statement. Messrs. McNamara and Decker disclaim beneficial ownership of all shares held by Explorer.

      Item 5(c) is hereby amended to read in its entirety as follows:

      (c) Each of the Reporting Persons has engaged in the following transactions on the New York Stock Exchange since the date of the last amendment to this Schedule 13D:


        TRADE DATE              NUMBER OF SHARES PURCHASED           PRICE
        ----------              --------------------------           -----
        11/19/2001                         63,450                    $3.55
        11/20/2001                         58,400                     3.71
        11/23/2001                         50,700                     3.94
        11/24/2001                        152,100                     3.99
        11/25/2001                          3,900                     3.98
        11/26/2001                         17,300                     3.99
        11/27/2001                        208,000                     4.12

                                   SIGNATURES


      After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct, and agree that this Statement may be filed collectively on behalf of each of the undersigned by Explorer Holdings, L.P., Explorer Holdings GenPar, LLC, Hampstead Investment Partners III, L.P., Donald J. McNamara and Daniel A. Decker.


Date:  November 28, 2001      EXPLORER HOLDINGS, L.P.


                              By:  Explorer Holdings GenPar, LLC,
                                    its General Partner


                              By:  /s/ William T. Cavanaugh, Jr.
                                   -----------------------------
                                    William T. Cavanaugh, Jr.
                                    Authorized Officer


                              EXPLORER HOLDINGS GENPAR, LLC

                              By:  /s/ William T. Cavanaugh, Jr.
                                   -----------------------------
                                    William T. Cavanaugh, Jr.
                                    Authorized Officer


                              HAMPSTEAD INVESTMENT PARTNERS III, L.P.

                              By:   Hampstead Investment Partners III
                                    GenPar, L.P., its General Partner

                                    By:   Hampstead GenPar III, LLC,
                                          its General Partner

                                          By:  /s/ William T. Cavanaugh, Jr.
                                               -----------------------------
                                                William T. Cavanaugh, Jr.
                                                Authorized Officer

                              /s/ William T. Cavanaugh, Jr.*
                              ------------------------------
                                     Donald J. McNamara

                              /s/ William T. Cavanaugh, Jr.*
                              ------------------------------
                                     Daniel A. Decker

---------
*     Pursuant to Power of Attorney previously filed.